SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2007

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus Video Networks Ltd.‘s Interim Condensed Consolidated Financial Statements for the first half of 2007.

Attached hereto and incorporated by reference herein is the Management’s Discussion and Analysis of Financial Condition and Results of Operations for Scopus Video Networks Ltd. for the first half of 2007.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Yaron Simler —————————————— Yaron Simler Chief Executive Officer By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

                   Date: October 16, 2007

SCOPUS VIDEO NETWORKS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2007

(In thousands of U.S. dollars)

SCOPUS VIDEO NETWORKS LTD.

SCOPUS VIDEO NETWORKS LTD.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	June 30, 2 0 0 7	December 31, 2 0 0 6
	Unaudited	*

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,514	$29,950
Short-term investments	28,463	-
Trade accounts receivable (net of allowance for doubtful
accounts of $455 and $428, respectively)	9,215	10,268
Inventories (Note 3)	9,534	11,727
Other receivables and current assets	1,408	1,015

Total current assets	51,134	52,960

Fixed assets, net	3,056	2,928

Deposits in general severance fund	215	204

Other assets	74	72

TOTAL ASSETS	$54,479	$56,164

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$3,237	$5,738
Other payables and current liabilities	8,814	7,246

Total current liabilities	12,051	12,984

Liabilities for vacation and severance pay	1,669	1,661

Contingent liabilities (Note 4)

SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 1.4 par value; authorized
66,071,428 shares at June 30, 2007 and December 31,
2006; issued and outstanding 13,605,273
and 13,358,333 shares at June 30, 2007 and December 31, 2006
Respectively	4,405	4,322
Additional paid-in capital	75,648	74,118
Accumulated deficit	(39,294)	(36,921)

Total shareholders' equity	40,759	41,519

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$54,479	$56,164

* Derived from the audited balance sheet at December 31, 2006.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Six months ended June 30,
	2 0 0 7	2 0 0 6
	Unaudited

Revenues	$25,769	$23,772

Cost of revenues	13,216	11,992

Gross profit	12,553	11,780

Research and development expenses,
net of participation by the Officer of the Chief Scientist of
$1,254 and $865 respectively	5,066	5,023

Sales and marketing expenses	7,871	6,251

General and administrative expenses	2,550	2,567

Operating loss	(2,934)	(2,061)

Financing income, net	587	491

Loss before income taxes	(2,347)	(1,570)

Income tax expenses	(26)	(19)

Net loss	$(2,373)	$(1,589)

Basic and diluted net loss per ordinary share	$(0.18)	$(0.12)

Weighted average number of ordinary shares outstanding used in basic and diluted loss
per ordinary share calculation	13,438,118	13,118,245

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
INTERIM CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Dollars in thousands, except share and per share data)

	Six months ended June 30, 2007
	Ordinary Shares	Additional paid-in capital	Deferred Stock-based compensation	Accumulated deficit	Total

Balance - January 1, 2007	$4,322	$74,118	-	$(36,921)	$41,519
Exercise of share options	83	610	-	-	693
Amortization of deferred stock-based compensation	-	920	-	-	920
Net loss for the period	-	-	-	(2,373)	(2,373)

Balance - June 30, 2007	$4,405	$75,648	-	$(39,294)	$40,759

	Six months ended June 30, 2006
	Ordinary Shares	Additional paid-in capital	Deferred Stock-based compensation	Accumulated deficit	Total

Balance - January 1, 2006	$4,241	$72,576	$(942)	$(33,129)	$42,746
Exercise of share options	46	364	-	-	410
Initial adoption of SFAS 123R	-	(942)	942	-	-
Amortization of deferred stock-based compensation	-	970	-	-	970
Cost related to issuance of ordinary shares to the public	-	(31)	-	-	(31)
Net loss for the period	-	-	-	(1,589)	(1,589)

Balance - June 30, 2006	$4,287	$72,937	-	$(34,718)	$42,506

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except share and per share data)

	Six months ended June 30,
	2 0 0 7	2 0 0 6
	Unaudited

Cash Flows - Operating Activities
Net loss	(2,373)	(1,589)
Depreciation	589	531
Increase (decrease) in severance pay liability, net	(8)	177
Increase in vacation pay liability	92	141
Amortization of deferred stock-based compensation	920	970
Gain from disposal of fixed assets	(1)	-
Decrease in trade accounts receivable, net	1,053	10
Increase in other receivables and current assets	(393)	(280)
Decrease (increase) in inventories	2,193	(2,667)
Increase in other assets	(2)	(9)
Increase (decrease) in trade accounts payable	(2,501)	3,146
Increase (decrease) in other payables and current liabilities	1,481	(1,655)

Net cash provided by (used in) operating activities	1,050	(1,225)

Cash Flows - Investing Activities
Increase in short-term deposits	(28,463)	-
Purchase of fixed assets	(721)	(792)
Proceeds from disposal of fixed assets	5	2

Net cash used in investing activities	(29,179)	(790)

Cash Flows - Financing Activities
Proceeds from exercise of options	693	410
Cost of Issuance of ordinary shares to the public	-	(31)

Net cash provided by financing activities	693	379

Decrease in cash and cash equivalents	(27,436)	(1,636)
Cash and cash equivalents at beginning of the period	29,950	33,644

Cash and cash equivalents at end of the period	$2,514	$32,008

Supplemental information:
Interest paid in cash	-	1

Taxes paid in cash	2	22

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 1	–	GENERAL

Scopus Video Networks Ltd., an Israeli corporation, and its wholly – owned subsidiary in the United States of America, Scopus Video Networks Inc. (“SVNI”), (together “the Company”) provide digital video networking platforms that allow network operators and content providers to transmit, process and manage digital video content. The Company operates in one operating and reporting segment.

NOTE 2	–	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months period ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.

NOTE 3	–	INVENTORIES

	June 30, 2 0 0 7	December 31, 2 0 0 6

Raw materials	$6,444	$7,944
Finished products	2,719	3,491
Finished products used for demonstration purposes	371	292

	$9,534	$11,727

In the six months ended June 30, 2007 and the year ended December 31, 2006, the Company wrote down inventories in the amounts of $677 and $705 respectively.

NOTE 4	–	CONTINGENT LIABILITIES

On May 31, 2004, the Company received a notice from a supplier, demanding $170 plus additional amounts contingent upon the Company’s results in future years (until 2006) in respect of services allegedly provided by the supplier. The parties submitted the dispute for arbitration in August 2004 but the arbitration failed, and in November 2004, a lawsuit was filed against the Company and its Chief Executive Officer in an amount of $160 based on the Company’s 2003 results. On December 30, 2004 the Company submitted a statement of defense and a cross-action in an amount of $141. During 2006 evidentiary stage of the claim was held and the court is about to determine a date for submitting summaries from the parties. On May 22, 2006 another lawsuit was filed against the Company and its Chief Executive Officer in an amount of $841 based on the Company’s 2004 and 2005 results. During 2006 the Company and the supplier held mediation attempt which turned out fruitless. The Company’s management believes that the consolidated financial statements as of June 30, 2007 and December 31, 2006 include an adequate provision for the disputed amounts.

SCOPUS VIDEO NETWORKS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 5	–	GEOGRAPHIC AREAS AND MAJOR CUSTOMERS-

The Company adopted SFAS 131 “Disclosure about Segments on an Enterprise and Related Information”. The Company operates in one operating and reporting segment.

A.	Geographic information

	Six months ended June 30,
	2 0 0 7	2 0 0 6

Revenues:
USA	5,046	3,735
Other	2,184	781

Total North and South America	7,230	4,516

Other	6,228	5,267

Total Asia and the Pacific Rim	6,228	5,267

Russia	1,524	3,792
France	2,549	1,809
Other	8,238	8,388

Total Europe, the Middle East and Africa	12,311	13,989

Total revenues	25,769	23,772

	June 30, 2 0 0 7	December 31, 2 0 0 6

Fixed assets, net:
Israel	2,713	2,594
USA	343	334

Total	3,056	2,928

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We develop, market and support digital video networking products including intelligent video gateways, encoders, decoders and network management products. Our customers include satellite, cable and telecom service providers and terrestrial broadcasters, collectively referred to as network operators.

Our products are typically installed in a network operator equipment facility or broadcast center to support digital television, high-definition television, or HDTV, live event coverage and the distribution of video content between network operator facilities. We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs.

We introduced the first generation of our encoders and decoders in 1995. The majority of our revenues to date have been derived from sales of encoders and decoders. In 2001, we began the development of our intelligent video gateway, an advanced video processing product. We have since directed a large portion of our research and development efforts towards developing and marketing this product. We began shipping our intelligent video gateway in the fourth quarter of 2003. Our operating expenses increased in 2004 as we continued development and marketing activities related to this product. During 2006 and first six months of 2007, sales of our intelligent video gateway represented approximately 13%, and 16% of our revenues, respectively.

On December 16, 2005, we completed an initial public offering of 4,500,000 of our ordinary shares at a price to the public of $7 per share.

Six Months Ended June 30, 2007 Compared with Six Months Ended June 30, 2006

Revenues. Total revenues increased by 8.4% to $25.8 million in the first six months of 2007 from $23.8 million in the first six months of 2006. This increase is mainly attributable to:

—	Increased revenue in north and south America by 60% from $4.5 million to $7.2 million, due to our focus in the U.S and Latin America regions and increased sales to cable operators in the U.S.

—	Increased revenues in Asia and the Pacific Rim by 18% from $5.3 million to $6.2 million, mainly resulted from accelerated transition to digital TV in this region.

—	Decreased revenues in Europe, the Middle East and Africa by 12% from $14.0 million to $12.3 million due to decreased revenues in Russia of $2.3 million which was partially offset by an increase in Western Europe by $0.7 million.

Gross profit. Our gross profit increased by 6.6% to $12.5 million in the first six months of 2007 from $11.8 million in the first six months of 2006. Gross profit as a percentage of revenues decreased from 49.6% to 48.7%. This decrease was primarily due to price erosion in our main products and was partially offset by a reduction in our component costs.

Research and Development, Net. Total research and development costs increased by 7.3% to $6.3 million in the first six months of 2007 from $5.9 million in the first six months of 2006. This increase is primarily due to increases in salaries expenses which were offset by lower materials costs. Net research and development in the first six months remained at the same level as a result of higher Officer of the Chief Scientist grants of $0.4 million

Selling and Marketing. Selling and marketing expenses increased by 25.9% to $7.9 million in the first six months of 2007 from $6.3 million in the first six months of 2006. The increase is attributed mainly to higher commissions to agents, higher salaries expenses as a result of hiring 10 additional employees worldwide.

General and Administrative. General and administrative expenses remained at the same level of $2.6 million in the first six months of 2007 and in the first six months of 2006.

Financial Income, Net. Financial income, net, were $0.6 million in the first six months of 2007 compared to $0.5 million in the first six months of 2006. In the first six months of 2006, the company incurred financing expenses due to devaluation of the NIS versus the US dollar, which caused a reduction of financing income, net in the first six months of 2006.

Taxes on Income. Income taxes for the first six months of 2007 were $26 thousands compared with $19 thousands in the first six months of 2006. The decrease in income tax expense for the six months of 2007 resulted from taxable income from the operations of our U.S. subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2007, we had $2.5 million in cash and cash equivalents, in addition we had $28 million in short term investments. As of June 30, 2006, we had $32 million in cash and cash equivalents.

Operating activities. Net cash provided by operating activities was $1 million for the first six months of 2007 compared to $1.2 million of net cash used in operating activities, for the first six months of 2006. This improvement of $2.2 million resulted primarily from a decrease of $1 million in our trade account receivables due to collection improvement, operational efficiency resulted in a decrease of $4.9 million in our inventory levels, a decrease of $5.6 in trade accounts payable due to supplier payment timing, an increase of $3 million in other payables and current liabilities – $2 million due to increase of accrued expenses and commission to agents and $1 million due to increase of advances from customers, an increase of $0.8 million in our net loss.

Investment activities. Net cash used in investing activities was $29 million for the first six months of 2007 compared to $0.8 for the first six months of 2006. The change resulted primarily from investment of $28.5 million worth of cash in short-term bank deposits.

Financing activities. Net cash provided by financing activities was $0.7 million for the first six months of 2007 compared to $0.4 million for the first six months of 2006, reflecting exercise of options by our employees.